Via Edgar

December 27, 2021

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation
Amendment No. 2 to Registration Statement on Form F-3 (“Registration Statement”)
Filed November 29, 2021
File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 9, 2021, (the “Staff’s Letter”), regarding the Company’s Amendment No. 2 to Registration Statement on Form F-3 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1.	Please revise your cover page disclosure to discuss your dual-class structure and the relative voting rights of your Class A and Class B common stock, and to quantify the beneficial ownership and voting power held by holders of Class B common stock holders. In addition, disclose your controlled company status and whether you intend to rely on exemptions from certain corporate governance requirements. Finally, include an updated beneficial ownership table that reflects the two classes of securities.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement. The Company has also included a new section titled “Security Ownership of Certain Beneficial Owners and Management” on page 27 of the Registration Statement.

Prospectus Summary, page 1

2.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements and that those agreements are designed to provide your Wholly Foreign-Owned Enterprise (WFOE) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you will be the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement, pages 1, 2, 3, 4 and 5 in the Summary of the Registration Statement, and pages 13, 15 and 16 in the Risk Factors of the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/s/ Lan Lou
Lan Lou
Partner